NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS

RUSSEL METALS DECLARES SIGNIFICANTLY INCREASED DIVIDEND FOR COMMON SHARES

TORONTO, CANADA -- July 22, 2004 -- Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 15 cents per share on its Common Shares, payable on September 15, 2004 to shareholders of record at the close of business on August 6, 2004.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy tubular products and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Elaine G. Hillis,
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site : www.russelmetals.com
e-mail: info@russelmetals.com